Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, April 30, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of nine board members at its annual meeting held on April 30, 2020.

Shareholders elected board members Ian Bruce, Daniel Camus, Donald Deranger, Catherine Gignac, Tim Gitzel, Jim Gowans, Kathryn Jackson, Don Kayne and Anne McLellan.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	59,190,962	99.34%	391,465	0.66%
Daniel Camus	58,678,163	98.48%	904,264	1.52%
Donald Deranger	59,272,325	99.48%	310,102	0.52%
Catherine Gignac	59,324,230	99.57%	258,197	0.43%
Tim Gitzel	59,285,619	99.50%	296,808	0.50%
Jim Gowans	56,890,226	95.48%	2,692,201	4.52%
Kathryn Jackson	59,193,286	99.35%	389,141	0.65%
Don Kayne	56,185,281	94.30%	3,397,146	5.70%
Anne McLellan	58,452,018	98.10%	1,130,409	1.90%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

- End -

Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Jeff Hryhoriw	306-385-5221